January 17, 2012

VIA EDGAR (Correspondence Filing)

Karen Rossotto
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Preliminary Proxy Statement Lifetime Achievement Fund, Inc. (the "Registrant") File Nos. 333-95817, 811-09749

Dear Ms. Rossotto:

On behalf of the Registrant, this letter responds to the comments you provided to Parker Bridgeport on January 13, 2012, with respect to the Registrant's preliminary proxy statement for the Lifetime Achievement Fund, Inc. (the "Fund") to solicit shareholder approval of (i) new Board members and (ii) reorganization of the Fund from a Maryland corporation to a series of a Delaware statutory trust ("New Fund"). The Registrant's responses to your comments, which Thompson Hine LLP has been authorized to make on behalf of the Registrant, are set forth below.

Comment 1

In the tables describing the current and nominee Directors, please amend the heading describing other directorships to include "During the Past 5 Years."

Response

The Registrant has amended the tables as requested.

Comment 2

Under Proposal 2, if the reorganization is approved, certain fund service providers (administrator, fund account and transfer agent) will be different and, potentially, some Directors may be different.  Please explain why the Registrant filed a proxy statement on Schedule 14A rather than on Form N-14.

January 17, 2012

Response

The investment objectives, investment strategies and investment restrictions of the Fund and the New Fund are identical.  The only material differences between the Funds are the potential change in composition of the Board of Directors and the identity of certain of the service providers.  Because shareholders are not being asked to make a new investment decision and because the reorganization involves primarily a change in domicile of the Fund (from a Maryland corporation to a series of a Delaware statutory trust), Rule 145 under the Securities Act of 1933 and staff no-action letters indicate that an N-14 is not required. See Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Frank Russell Investment Company (pub. avail. December 3, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); and United Gold Shares, Inc. (pub. avail. September 17, 1984).  Additionally, the Securities and Exchange Commission staff has taken the position that when changes in a fund's legal form do not materially change an investor's interests, no investor protection purpose would be served by requiring registration on Form N-14.  See Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

Comment 3

Under the heading "Investment Restrictions," please amend the description of majority vote of shares to reflect the Investment Company Act of 1940 definition rather than using a summary.

Response

The Registrant has amended the description of majority vote of shares to reflect the Investment Company Act of 1940 definition as follows.  "Majority of the outstanding shares of a Fund means the vote of the lesser of: (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund."

Comment 4

In the paragraphs following the headings "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners," please correct the typographical errors as discussed.

January 17, 2012

Response

The Registrant has made the requested corrections.

January 17, 2012

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ JoAnn M. Strasser
JoAnn M. Strasser